UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

CRA INTERNATIONAL, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

12618T105
(CUSIP Number)

February 16, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12618T105

1.	Names of reporting persons.
I.R.S. Identification Nos. of above persons (entities only).

John H. Lewis
2.	Check the appropriate box if a member of a group (see instructions) (a) [ ] (b) [X]

3.	SEC use only

4.	Citizenship or place of organization

United States
	5.	Sole voting power

Number of		0
shares	6.	Shared voting power
beneficially
owned by		452,523(1)
each	7.	Sole dispositive power
reporting
person		0
with:	8.	Shared dispositive power

		452,523(1)
9.	Aggregate amount beneficially owned by each reporting person

452,523(1)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) [ ]

11.	Percent of class represented by amount in Row (9)

5.5%
12.	Type of reporting person (see instructions)

IN

(1) Includes 163,200 shares of Common Stock issuable upon the exercise of options that have vested or will vest within 60 days.

CUSIP No.12618T105

1.	Names of reporting persons.
I.R.S. Identification Nos. of above persons (entities only).

Osmium Partners, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) [ ] (b) [X]

3.	SEC use only

4.	Citizenship or place of organization

Delaware
	5.	Sole voting power

Number of		0
shares	6.	Shared voting power
beneficially
owned by		452,523(1)
each	7.	Sole dispositive power
reporting
person		0
with:	8.	Shared dispositive power

		452,523(1)
9.	Aggregate amount beneficially owned by each reporting person

452,523(1)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) [ ]

11.	Percent of class represented by amount in Row (9)

5.5%
12.	Type of reporting person (see instructions)

IA, OO

(1) Includes 163,200 shares of Common Stock issuable upon the exercise of options that have vested or will vest within 60 days.

CUSIP No. 12618T105

1.	Names of reporting persons.
I.R.S. Identification Nos. of above persons (entities only).

Osmium Capital, LP
2.	Check the appropriate box if a member of a group (see instructions) (a) [ ] (b) [X]

3.	SEC use only

4.	Citizenship or place of organization

Delaware
	5.	Sole voting power

Number of		0
shares	6.	Shared voting power
beneficially
owned by		215,798 (1)
each	7.	Sole dispositive power
reporting
person		0
with:	8.	Shared dispositive power

		215,798 (1)
9.	Aggregate amount beneficially owned by each reporting person

215,798 (1)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) [ ]

11.	Percent of class represented by amount in Row (9)

2.6%
12.	Type of reporting person (see instructions)

PN

(1) Includes 75,500 shares of Common Stock issuable upon the exercise of options that have vested or will vest within 60 days.

CUSIP No. 12618T105

1.	Names of reporting persons.
I.R.S. Identification Nos. of above persons (entities only).

Osmium Capital II, LP
2.	Check the appropriate box if a member of a group (see instructions) (a) [ ] (b) [X]

3.	SEC use only

4.	Citizenship or place of organization

Delaware
	5.	Sole voting power

Number of		0
shares	6.	Shared voting power
beneficially
owned by		95,971(1)
each	7.	Sole dispositive power
reporting
person		0
with:	8.	Shared dispositive power

		95,971(1)
9.	Aggregate amount beneficially owned by each reporting person

95,971(1)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) [ ]

11.	Percent of class represented by amount in Row (9)

1.2%
12.	Type of reporting person (see instructions)

PN

(1) Includes 30,300 shares of Common Stock issuable upon the exercise of options that have vested or will vest within 60 days.

CUSIP No. 12618T105

1.	Names of reporting persons.
I.R.S. Identification Nos. of above persons (entities only).

Osmium Spartan, LP
2.	Check the appropriate box if a member of a group (see instructions) (a) [ ] (b) [X]

3.	SEC use only

4.	Citizenship or place of organization

Delaware
	5.	Sole voting power

Number of		0
shares	6.	Shared voting power
beneficially
owned by		64,863 (1)
each	7.	Sole dispositive power
reporting
person		0
with:	8.	Shared dispositive power

		64,863 (1)
9.	Aggregate amount beneficially owned by each reporting person

64,863 (1)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) [ ]

11.	Percent of class represented by amount in Row (9)

0.8%
12.	Type of reporting person (see instructions)

PN

(1) Includes 34,300 shares of Common Stock issuable upon the exercise of options that have vested or will vest within 60 days.

CUSIP No. 12618T105

1.	Names of reporting persons.
I.R.S. Identification Nos. of above persons (entities only).

Osmium Diamond, LP
2.	Check the appropriate box if a member of a group (see instructions) (a) [ ] (b) [X]

3.	SEC use only

4.	Citizenship or place of organization

Delaware
	5.	Sole voting power

Number of		0
shares	6.	Shared voting power
beneficially
owned by		75,891(1)
each	7.	Sole dispositive power
reporting
person		0
with:	8.	Shared dispositive power

		75,891(1)
9.	Aggregate amount beneficially owned by each reporting person

75,891(1)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) [ ]

11.	Percent of class represented by amount in Row (9)

0.9%
12.	Type of reporting person (see instructions)

PN

(1) Includes 23,100 shares of Common Stock issuable upon the exercise of options that have vested or will vest within 60 days.

Item 1.

(a)	The name of the issuer is CRA International, Inc. (the “Issuer”).

(b)	The principal executive office of the Issuer is located at 200 Clarendon Street, Boston, MA 02116-5092.

Item 2.

(a)

This statement (this “Statement”) is being filed by John H. Lewis, the controlling member of Osmium Partners, LLC, a Delaware limited liability company (“Osmium Partners”), which serves as the general partner of Osmium Capital, LP, a Delaware limited partnership (the “Fund”), Osmium Capital II, LP, a Delaware limited partnership (“Fund II”), Osmium Spartan, LP, a Delaware limited partnership (“Fund III”) and Osmium Diamond, LP, a Delaware limited partnership (“Fund IV”) (all of the foregoing, collectively, the “Filers”). The Fund, Fund II, Fund III and Fund IV are private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Fund, Fund II, Fund III and Fund IV directly own the common shares reported in this Statement. Mr. Lewis and Osmium Partners may be deemed to share with the Fund, Fund II, Fund III and Fund IV (and not with any third party) voting and dispositive power with respect to such shares. Each Filer disclaims beneficial ownership with respect to any shares other than the shares owned directly by such Filer.

(b)	The Principal Business Office of the Filers is 300 Drakes Landing Road, Suite 172, Greenbrae, CA 94904.

(c)	For citizenship information see Item 4 of the cover sheet of each Filer.

(d)	This Statement relates to the Common Stock of the Issuer.

(e)	The CUSIP Number of the Common Stock of the Issuer is 12618T105.

Item 3.

Not applicable.

Item 4.               Ownership.

See Items 5-9 and 11 on the cover page for each Filer, and Item 2. The percentage ownership of each Filer is based on 8,273,616 shares of Common Stock outstanding as of October 28, 2016, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended October 1, 2016, as filed with the SEC on November 3, 2016.

Item 5.               Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.               Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.               Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.               Identification and Classification of Members of the Group

Not applicable.

Item 9.               Notice of Dissolution of Group

Not applicable.

Item 10.             Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2017

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP
Osmium Diamond, LP

By:    /s/ John H. Lewis
John H. Lewis, for himself and as Managing Member
of Osmium Partners, LLC, for itself and as General
Partner of Osmium Capital, LP, Osmium Capital II,
LP, Osmium Spartan, LP and Osmium Diamond, LP

EXHIBIT INDEX

Exhibit
No.	Document

1.	Joint Filing Agreement

     Exhibit 1

JOINT FILING AGREEMENT

            In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of CRA International, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: February 24, 2017

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP
Osmium Diamond, LP

By: /s/ John H. Lewis
John H. Lewis, for himself and as Managing
Member of Osmium Partners, LLC, for itself and as
General Partner of Osmium Capital, LP, Osmium
Capital II, LP, Osmium Spartan, LP and Osmium
Diamond, LP